Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

Our Ref: LB/CS/24/3

Your Ref: 82-2782

24 May 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Preliminary Announcement of audited results for the year ended 31 March 2006.

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

dlw 5/31

KELDA GROUP PLC

Preliminary Announcement of audited results for the year ended 31 March 2006

- Good start by Yorkshire Water to the new five year price determination period
- Yorkshire Water continued to improve levels of operational and customer service and was ranked number one in Ofwat's Overall Performance Assessment
- Confirmed by Ofwat as the most efficient water and sewerage company for the second consecutive year
- Yorkshire Water named "Utility of the Year" for the second consecutive year
- Significant growth in UK Service Operations
- Completion of sale of Aquarion to Macquarie Bank expected late 2006
- Full year dividend up 4.6% to 30.35p per share; final dividend 21.60p per share
- 50% of planned share buyback programme completed

KEY FIGURES – reported under International Financial Reporting Standards (IFRS)

	2006	2005	Increase %
Group turnover from continuing operations	**£825.4m**	£714.0m	15.6
Group operating profit from continuing operations	**£315.4m**	£274.1m	15.1
Profit after tax	**£174.1m**	£150.2m	15.9
Adjusted earnings per share	**46.9p**	42.6p	10.1
Dividend for the year	**30.35p**	29.00p	4.6
Group net debt	**£1,954m**	£1,784m	9.5

Following the announcement of Kelda group's results for the year ended 31 March 2006, the Chairman, John Napier said: "I am very pleased to report that the company built on a good first half to produce a strong first year with a good overall performance".

For further information contact

May 24	**Martin Towers, Kelda Group**	**020 7568 0554**
	Peter Hewer/David Trenchard, Tulchan Communications	**020 7353 4200**
After May 24	**Kelda Group Press Office**	**01274 692954**

A copy of this preliminary results announcement will be available on the Kelda Group website from 8am this morning at www.keldagroup.com

CHAIRMAN'S STATEMENT

There are a number of firsts for the year under review. It was the first year of the fourth five year price determination for the UK water industry, the first presentation of Kelda Accounts in the IFRS format, and the introduction of major changes in the tax treatment of depreciation and capital allowances. IFRS has required a restatement of the prior year 2004/05 numbers and, following the sale of our USA Aquarion operations agreed subject to regulatory approval, the treatment of the USA as a discontinued operation. The coincidence of the timing of the introduction of IFRS and significant tax changes relating to investment has produced some interesting effects on the restated prior year. The 2004/05 numbers form a nominal restated start point for the necessary introduction of IFRS and, for instance, the required elimination of discount on deferred tax significantly reduces 2004/05 profit numbers and makes the reported movements in tax in 2005/06 appear relatively small. The opposite is the case with significant increases in actual tax paid in 2005/06. Therefore, some additional analysis is made on the underlying year to year results in the financial review.

I am very pleased to report that the company built on a good first half to produce a strong first year with a good overall performance. The post tax profit number of £174.1m is almost identical to unadjusted prior year. This broadly reflects the underlying year to year performance. An above budget, but below prior year result after tax from YWS has been offset by increased USA and KWS performance. The result reflects improved operating performance in all major operations including the USA.

In the principal operating subsidiary Yorkshire Water, first year efficiency targets have been outperformed and, together with increased prices allowed under the determination, helped to offset cost pressures from energy and other charges. Increases at the operating profit level were eliminated by increases in tax charges. The first year phasing of price increases under the 5 year determination gave a first year regulatory budget below prior year due to the large impact of tax calculation changes. The budget was bettered due to the operational out performance but, the year to year movement was as expected. The YWS results are summarised in the appendix. In the meantime, the business continues to drive forward and remains dedicated to delivering not only improved efficiency, but increased service standards for customers and improved regulatory and environmental outputs. YWS continues to review its operations and has successfully implemented a quarterly assessment scheme for all staff linked to quarterly bonus payments.

YWS achieved a further first when it received the Utility of the Year award for the second year in succession, a first for the utility industry. In addition, it tops the Ofwat national efficiency rating table for all water companies and was ranked first ahead of all other water companies in a survey carried out by a major trade association British Water. There has been much comment in the national press about water shortages in the UK with a particular emphasis on the south of England. In Yorkshire, we are in a fortunate position with reservoir capacity at normal levels and therefore predict no restrictions in the current year based on worst case historic rainfall. We continue to take pride in our achievements and all round performance.

The revenue growth of our contract operations business KWS was excellent with a £64m sector gain or 129% growth. This reflects the first full year of the Welsh Water contract. We also reported we have been named as a preferred bidder for Northern Ireland water operations, which should give further growth when it comes into operation in 2008. The KWS business has been developed entirely by organic growth and is now one of the prime water services contracting businesses in the UK.

Although the USA business Aquarion has been treated as discontinued, I can report it performed well in the year. In the prior year we incurred exceptional costs in developing a profit improvement plan which was fully delivered by the management. The company also benefited from a more seasonal rainfall pattern which increased sales. The results were also helped by a favourable exchange rate.

A decision was announced in February that we had achieved a sale to Macquarie Bank conditional upon regulatory approval which we expect to receive towards the end of the year. The initial 2000 investment in the USA Aquarion operation gave us a valuable insight into the USA market which did not follow the European pattern as expected. It remains highly fragmented with very high degrees of public ownership. This has made suitable acquisition targets and organic growth opportunities more limited. The lack of opportunity to develop further in the USA at prices which could show an adequate return to shareholders led to a decision to sell our interests.

I have already reported generally on our dedication to efficiency and customer service improvement. A major part of all our activities is also directed at improved environmental performance particularly relating to river and bathing water quality. We make further important contributions via the management of our land and water catchment areas, putting particular emphasis to a balance of conservation and recreation. We have conservation sites dedicated as Special Scientific Interest and generally encourage elsewhere access and recreation consistent with our water catchment conservation responsibilities. We focus on children's health in our 'Cool Schools' programme encouraging the use of cold drinking water in schools. We have a volunteering programme encouraging improved standards of literacy among school children. As a regional company we recognise we have important regional responsibilities, and try to engender a positive general ethos by developing company initiatives aimed at making us one of the best water companies in the UK.

I reported last year on changes made to the Board with the appointment of Ed Anderson, Chief Executive of Leeds Bradford Airport and Kate Avery the Retail Distribution Director of Legal and General as non-executive directors. I am pleased to further report the Board has settled well and that David Salkeld has taken over the role of Senior Independent Director with Christopher Fisher continuing as Chairman of the Audit Committee.

As I said at the beginning, this is the first year of a five year determination where price increases are phased over the period. There remains significant opportunity for further growth in our contracting business and in delivering out performance in YWS. Although we have started well there will be significant challenges in energy costs. We are developing a series of alternative energy generation proposals which will help some plants be more self reliant. New process initiatives and improved quality requirements work to increase energy usage making energy conservation more difficult.

Last year we raised the final dividend to reflect the average performance through the previous 5 year regulatory period and to end with a dividend growth achievement consistent with that allowed in the regulatory determination, an annual 2% real growth. Having increased the dividend to that level last year we are proposing to maintain the 2% real growth. This gives a final dividend of 21.60p to give a full year dividend of 30.35p a nominal increase of 4.6% on last year. The share buy back announced last year is 50% completed as planned.

Finally, the management of the company, very capably led by Kevin Whiteman and his team, are motivated and dedicated to further progress. It is part of our culture. Existing performance is not automatic and must be worked for. We remain indebted to all our staff who respond to the challenges that are set for the Company by the regulator and by our own commitment to performance and service improvement. I would like to thank all staff and the Board for their continuing contribution and support essential to maintain and improve our all round performance.

John Napier
Chairman

CHIEF EXECUTIVE'S REVIEW

All round good performance from Kelda group companies has seen real progress on a number of fronts this year.

Group profit attributable to shareholders (as reported under IFRS) increased by 15.9% to £174.1m with adjusted earnings per share increasing 10.1% to 46.9p (2005: 42.6p). Our full year dividend has increased 4.6% to 30.35p a share.

Yorkshire Water had a good year. Improved efficiency, customer service and environmental compliance helped the company to further industry recognition and record levels of customer satisfaction.

Progress in developing our Kelda Water Services (KWS) business has also been excellent. From a standing start just over five years ago, KWS is now one of the leading utility infrastructure outsourcing businesses in the UK and well placed to take advantage of future opportunities in this sector.

Improved performance from our Aquarion water business in the US preceded our announcement in February of its conditional sale to Macquarie Bank, a move which we believe represents a positive outcome for shareholders and committed new ownership for Aquarion.

These achievements have put the group in a very strong position at the end of the financial year and have been made possible by the commitment and professionalism of our people and service partners and our continued drive to deliver total shareholder value, balanced by improved service, environmental compliance and good corporate social responsibility.

Review of Business Performance

Yorkshire Water enjoyed a good start to the new five year price determination period maintaining our track record for out performance of both operating and capital programme delivery targets. Increases in turnover and good operating cost performance have enabled the company to deliver a year on year improvement in operating profit. The impact of IFRS adjustments has also contributed to improved profitability as detailed in the financial review.

Yorkshire Water gained industry recognition by being named Utility of the Year for the second year running and for the first time ever, achieved top position in the 2004/05 annual Ofwat Overall Performance Assessment (OPA), reflecting continuous improvement in the service provided to customers.

The company was also named by Ofwat as the UK's most efficient Water and Sewerage Company, with three 'A' ratings for efficiency.

Despite below average rainfall for seven out of the twelve months during the period there are no water resource issues in the region and the company has no plans for water restrictions in Yorkshire in 2006.

KWS also had a good year, with both profits and turnover increasing as a result of strong operating performance of existing businesses and the inclusion of a full year's contribution from the operations contract with Welsh Water.

A KWS-led consortium (Dalriada Water Limited) was also successful in being named preferred bidder by the Water Service of Northern Ireland to design, build, finance and operate water treatment facilities that will supply 50% of Northern Ireland's water. This contract of approximately £500 million is over 25 years, with operational commencement expected in 2008.

At Aquarion profits and turnover increased during the year due to improved operating performance and efficiency and better weather during the summer of 2005. Having improved returns at the business, but seeing few opportunities for growing our US interests without further major investment, we were pleased to announce the conditional sale of the business to Macquarie Bank. We believe we achieved a good price for the sale and are confident that the move will prove positive for both shareholders and Aquarion.

Outlook

The conditional sale of Aquarion, continued operating efficiency and performance at Yorkshire Water and an increased contribution from KWS has put the group in a strong position going forward.

Following regulatory approvals and completion of the Aquarion sale (anticipated to occur in late 2006) we will provide clarification regarding the use of the proceeds.

Looking ahead we can expect that prospects in 2006/07 for further operating cost out performance at Yorkshire Water will be significantly diminished by escalating energy costs. The business is exploring a number of initiatives to deliver savings and reduce consumption.

Our non-regulated businesses continue to make progress, with KWS now accounting for 14% of group turnover. The business is well placed to take advantage of the trend for UK utilities to outsource the operation and management of their assets to companies with a record of delivering efficiency savings and service improvement.

Overall, our focused strategy and our mantra of efficiency matched by improved customer service and environmental compliance continues. We believe Kelda is well placed to deliver further progress during the next year.

Kevin Whiteman
Chief Executive

FINANCIAL REVIEW

Group results under IFRS, Yorkshire Water (YW) under UK GAAP

The group commenced reporting under IFRS with effect from 1 April 2005, with comparative figures restated. Subsidiary accounts, including Yorkshire Water, will continue to be reported in accordance with UK GAAP. In addition, Aquarion is being treated as a business to be discontinued following the announcement of its conditional sale. Together these factors mean some care is required in drawing comparisons in our performance over the last two years.

To assist in this regard, the results of YW under UK GAAP are shown as an appendix. As previously indicated, the impact of IFRS accounting adjustments has been to increase YW's reported profits. The year on year increase in profitability is £18.5m at the pre tax level, primarily due to infrastructure renewals accounting where the charge under UK GAAP was expected to increase beyond 1 April 2005. Reversing this and an exceptional charge in 2004/05 reveals an underlying profit increase at YW of £16.3m, or 5.7%. To the credit of YW, over half this amount is due to the achievement of operating cost out-performance.

We have signalled for some time that the group tax charge will rise in 2005/06 to an effective rate of around 30% under IFRS, and that the mix of tax would move towards more current tax and less deferred tax. The current tax charge has more than doubled from £23.5m to £53.5m, relevant to the group numbers and YW. These higher levels of current tax have become the norm since 1 April 2005 as a result of Tax Bulletin 53. Tax payable is the single largest item in the last price determination for YW. The impact for YW from a higher current tax charge is a reduction in the profit after tax as illustrated by note 2 in the attached appendix.

Under IFRS, discounting of the deferred tax provision is no longer permitted. A consequential year on year reduction in the deferred tax charge of £18.5m is not mirrored under UK GAAP for YW, where discounting remains and the deferred tax movement was minimal.

Group operating profit from continuing operations

Group turnover from continuing operations, excluding Aquarion but including share of associates' and joint ventures, increased by £111.4m (15.6%) to £825.4m (2005: £714.0m) for the full year. This was driven by a £53.7m (8.4%) increase in UK regulated turnover following the 8.9% tariff increase at Yorkshire Water and £64.3m growth in non-regulated turnover in the UK.

Group operating profit from continuing operations increased by £41.3m (15.1%) to £315.4m. Yorkshire Water's dominant contribution accounts for £312.7m (2005: £272.1m) of group operating profit from continuing operations. Yorkshire Water's 14.9% (£40.6m) increase in operating profit was driven by the tariff increase and good cost control and the positive impact of IFRS adjustments, providing funds to finance the ongoing capital expenditure programme and increases in taxation paid.

UK Service Operations has also grown its profitability to £9.1m (2005: £6.4m) which includes strong operating performance from existing business and the first full year results for the Welsh Water waste water contract that commenced in April 2005.

KeyLand profitability declined by £2m in the year to £3m. This was due to the timing of property sales and planning applications and should return to historic levels.

On 24 February 2006, the Board announced its decision to dispose of Aquarion Company. The conditional sale of Aquarion to Macquarie Bank for an enterprise value of approximately $860m is contingent on regulatory clearances. No material profit or loss on the sale is expected and the impact on earnings, after accounting for interest on group borrowings made to purchase Aquarion, is anticipated to be broadly neutral. Aquarion Operating Services, a small non-regulated business, is not included in the sale. In accordance with IFRS the results of Aquarion have been disclosed as profit from operations to be discontinued and are summarised in note 5.

Profit before taxation

Profit from continuing operations before taxation has increased by 17.6% to £224.3m (2005: £190.7m).

The increase in total net interest expense of £7.7m to £91.1m (2005: £83.4m) reflects increased levels of net debt funding the ongoing capital programme, higher taxation and the £73m share buyback. This figure includes a net £2.0m receivable (2005: £2.4m) relating to pension fund assets and liabilities, comprising £37.3m expected return on pension scheme assets and £35.3m interest on pension scheme liabilities.

Taxation

The group tax charge relating to continuing operations of £65.4m (2005: £54.7m) includes a net prior year credit of £3.0m (2005: £2.2m), £53.5m (2005: £23.5m) in respect of the current tax charge, and £14.9m (2005: £33.4m) in respect of the deferred tax charge. The underlying effective tax rate of 30% can be analysed as 24% in respect of the current tax charge and 6% in respect of deferred tax.

With effect from 1 April 2005, the basis of taxation for Yorkshire Water changed in relation to certain items of capital expenditure in order to comply with Tax Bulletin 53. As a consequence the current tax charge increased in the current year to the level expected to apply in future.

Earnings per share and dividends

Adjusted earnings per share are 46.9p (2005: 42.6p).

An interim dividend of 8.75p (2005: 8.34p) was paid on 6 January 2006. The board is recommending the payment of a final dividend of 21.60p (2005: 20.66p) to make a total dividend for the year of 30.35p (2005: 29.0p). The increase in the dividend of 4.6% reflects an increase in dividend from Yorkshire Water which is in line with regulatory expectations.

Dividend cover is 1.6 times (2005: 1.4 times).

Cash flow and balance sheet

A pre tax pension deficit of £62.1m, relating to continuing operations, is included within the balance sheet. There has been a pensions charge against profit from continuing operations of £15.3m (2005: £11.4m).

Net debt of £1,954m at year end (2005: £1,784m) increased during the year by £170m.

The increase in net debt was mainly attributable to the share buyback £72.9m, increased taxation payments £38.5m and the ongoing capital expenditure programme £332m (2005: £343m). Dividend payments were £109.4m (2005: £100.3m).

The first half of the planned two year share buyback programme of 5% of equity was completed at a cost of £72.9m for 9.2m shares.

This movement in net debt resulted in the ratios calculated using funds from operations, net of taxation being 4.2 times (2005 4.8 times) when compared with interest, and 23% of net debt (2005: 24%).

Year end balance sheet gearing is 57% (2005: 55%) and the Yorkshire Water net debt to RAV is 42.5% (2005: 39%).

Martin Towers
Group Finance Director
Kelda Group plc

OPERATING REVIEW

YORKSHIRE WATER:

Regulated turnover increased by 8.4% to £693.8m (2005: £640.1m) and operating profit increased by 14.9% to £312.7m (2005: £272.1m). This year on year improved performance reflects tariff increases, the impact of IFRS adjustments and keen cost control. Yorkshire Water made a good start in delivering efficiencies for PR04 by outperforming regulatory targets by £10m. This level of efficiency will provide a useful buffer against significant increases in electricity costs which will be incurred in 2006/07. The increase in operating profits also continues to fund the ongoing capital programme and taxation increases.

Yorkshire Water is a major user of electricity. 2006/07 electricity has now been purchased at a cost significantly higher than that allowed in the determination. Around 25% of 2007/08 electricity has also been purchased. The company is implementing initiatives to reduce the impact of the cost increase.

Regulated capital investment for the year was £330.6m (2005: £349.2m). The investment continues to be directed at the upgrading of the region's clean and waste water infrastructure. Yorkshire Water's focus on developing industry leading partnerships has resulted in a strong start to the delivery AMP 4 targets for expenditure, outputs and efficiency.

For the second consecutive year, Ofwat confirmed Yorkshire Water as the most efficient water and sewerage company in the UK. The company was awarded three 'A' ratings for the efficient way it runs its water and waste water operations.

Customer service:

Yorkshire Water continued to improve levels of operational and customer service and was ranked number one in Ofwat's Overall Performance Assessment (OPA). The report confirmed that the company continues to achieve above average performance in a number of areas, such as reducing the number of properties suffering from poor water pressure and cutting the number of interruptions to customers' supplies.

Good progress continues to be made to reduce the number of incidents of sewer flooding and this remains one of the company's highest priorities.

Yorkshire Water's ongoing improvements to its overall levels of service contributed towards the company again being named Utility Company of the Year at the Utility Industry Achievement Awards 2005. This was the second consecutive year the company was awarded the top accolade, an unprecedented feat for any UK utility.

Two major initiatives were rolled out in 2005/2006 with far-reaching implications for the future of operational and customer service in the business and employees. The Clear Water and Waste Water 2020 initiatives will deliver a step change in the levels of service provided by the business and are designed to help the company achieve its goal of being clearly the best water company in the UK. Clear Water aims to eliminate the need to interrupt customers' water supplies while carrying out maintenance or repair work, while Waste Water 2020 will improve customer service, the way the company manages its assets and disposes of sewage sludge. Good progress has been made on both initiatives, with significant operating cost reductions also being identified.

Environmental performance:

During 2005, Business in the Community held up the company as a "National Example of Excellence" for its proactive approach to environmental management and performance. The Shields Environment Award was given for a range of environmental initiatives, including staff training on environmental issues and the way the company works with its service partners and suppliers. All suppliers working with Yorkshire Water are now assessed using the company's own Environmental Vendor Evaluation System, which contributed towards the company achieving ISO14001 accreditation for every aspect of its operations.

The company staged a series of events in partnership with the Ramblers' Association to celebrate the final stages of implementation of the Countryside and Rights of Way Act 2000.

Good progress was also made towards improving the condition of Sites of Special Scientific Interest (SSSIs) on Yorkshire Water land.

Waste water treatment works compliance continues to be a concern with several works at risk of failure, however a lot of work is being carried out to minimise this risk and improve performance.

A proactive pollution prevention campaign saw the number of Category 1 and 2 pollution incidents cut from 19 to 13 during the year.

Social impact:

Yorkshire Water was ranked 22nd in Business in the Community's "100 Companies That Count" report, a rise of 21 places on the previous year. The report benchmarks companies' performance against a range of social, ethical and environmental issues. The company, which achieved its highest ever points score, was said to have delivered outstanding performance in the areas of community, environmental and customer management.

During the year Yorkshire Water achieved its target of 25% of its people being involved in community volunteering. Our volunteers were involved in a range of activities including 'Cares' initiatives, Right to Read and Numbers Partners. In many instances our service partners were involved further building relationships as well as contributing to the community.

A significant milestone was reached by the company's Cool Schools campaign. More than 1,000 coolers have now been donated free of charge to local primary schools to increase the availability of fresh drinking water to pupils.

Employees:

The first year of the new performance management system introduced in 2004/05 has gone well. The system which was linked to a five year pay deal involves quarterly performance reviews with the potential for additional payments based upon individual and company performance.

Yorkshire Water also has a focus on developing the leadership for every individual within the organisation and sees a direct link between individual leadership and

achievement of the strategic goals of the company.

The continuing high level of performance of the company is directly attributable to the talent, commitment and enthusiasm of our employees.

AQUARION

Operating profit of £32.8m (2005: £25.6m) was £7.2m (28 %) higher than the prior year. This resulted from the implementation of improved working practices and operational efficiencies, a £5.4m exceptional item not repeated this year and a favourable exchange rate. Turnover at £104.2m (2005: £92.2m) was also higher than the previous year, largely due to more normal rainfall patterns.

After allowing for interest incurred on borrowings made to fund the Aquarion acquisition the impact of Aquarion on the group is broadly earnings neutral.

On 24 February the company announced that it had entered into an agreement with Macquarie Bank Limited for the sale of the utility business of Aquarion. The sale is conditional upon certain regulatory approvals which are expected to be given late in 2006. The sale is for an enterprise value of approximately $860m. The consideration for the sale, which will be payable upon completion, will be $625m, and Aquarion will retain its own net debt at completion, expected to be approximately $235m at completion.

Over the last few years the company has focussed on improving Aquarion's operating performance, and has kept its options for Aquarion under review. The opportunity to sell the business to Macquarie allowed Kelda to exit the US and to enhance the focus on core UK operations. It also provided Aquarion with a committed long term owner with existing significant interests in US infrastructure assets.

The sale does not include Aquarion's small non-regulated contract operations business. Kelda continues to review its strategic options for this retained business.

UK SERVICE OPERATIONS

UK Service Operations comprise KWS, Safe-Move and Loop. The turnover from these non regulated businesses, including our share of associates' and joint ventures' turnover, increased by £64.3m to £123.6m (2005: £59.3m). Operating profit increased to £9.1m (2005: £6.4m) mainly reflecting the continuing strong operating performances of existing businesses and also the inclusion of the first year of the waste water operations contract with Welsh Water.

Kelda Water Services

In 2005/06 KWS consolidated its position as a leading company in the UK water and wastewater operations and maintenance market. With turnover of £113.4m (2005: £49.4m) KWS now contributes 14% of the group's turnover from continuing operations.

A consortium, including KWS, is preferred bidder by the Water Service of Northern Ireland to design, build, finance and operate water treatment facilities that will supply 50% of Northern Ireland's water. This 25 year contract of approximately £500m is due to be signed in May 2006 and will commence operations in 2008.

All of the existing KWS businesses continue to perform well. The contract to provide

waste water operations and maintenance services to Welsh Water commenced on 1 April 2005. The contract involves the operations of 570 waste water plants and over 13,000km of sewer network. KWS (Wales) is a 100% subsidiary of KWS. KWS is also a 50% shareholder in Brey Utilities a 25 year contract with the Ministry of Defence. Delta Water Services, a wholly owned subsidiary of KWS, provides sub contracted operational and maintenance services to over 80% of Brey's sites. KWS is also a 45% shareholder in Aberdeen Environmental Services (AES) which manages four waste water plants in Aberdeenshire under a 25 year contract. Grampian Waste Water Services, a wholly owned subsidiary of KWS, operates the contract.

KEYLAND

Turnover (including share of associates and joint ventures) was below last year at £8.0m (2005: £14.6m). KeyLand operating profit declined by £2m in the year to £3m (2005: £5m). This was due to the timing of property sales and planning applications and should return to historic levels. Net assets of KeyLand were £31.6m at the end of March 2006 (2005: £34.4m), after payment of an £8.0m interim dividend.

The primary source of revenue continues to be from the disposal or development of brownfield sites for housing and there continues to be a high demand for prime development land throughout the region. However, there are ongoing delays being encountered throughout the planning process which directly impacts on the timing of sales. In particular, land at the Mid Point development, expected to underpin the second half results, was affected by such delays. The second half results were achieved through the continuing and steady disposal of group assets, combined with supplementary receipts relating to earlier sales.

In addition to its primary activities, KeyLand has participated in selected joint venture developments. These contributed turnover of £0.9m (2005: £4.6m) and operating profit of £0.3m (2004: £0.9m) to the results.

Group Income Statement

	Note	Year ended 31 March 2006 £m	Year ended 31 March 2005 (restated) £m
Turnover: group and share of associates and joint ventures	2	**825.4**	714.0
Share of associates' and joint ventures' turnover		**(46.0)**	(43.2)
Group turnover		**779.4**	670.8
Operating costs (before exceptional items)		**(464.9)**	(392.5)
Exceptional items		**-**	(6.3)
Group operating profit before share of associates and joint ventures		**314.5**	272.0
Share of associates' and joint ventures' profit after tax		**0.9**	2.1
Group operating profit from continuing operations	2	**315.4**	274.1
Investment income		**51.2**	56.0
Interest payable		**(142.3)**	(139.4)
Profit from continuing operations before taxation		**224.3**	190.7
Taxation on profit on ordinary activities	4	**(65.4)**	(54.7)
Profit for the period from continuing operations		**158.9**	136.0
Operations to be discontinued			
Profit for the year	5	**15.2**	14.2
Profit attributable to shareholders		**174.1**	150.2
Basic earnings per share on profit for the year	7	**46.9p**	40.5p
Adjusted earnings per share on profit for the year	7	**46.9p**	42.6p
Adjusted earnings per share (excluding deferred tax)	7	**54.0p**	52.1p
Diluted earnings per share on profit for the year	7	**46.8p**	40.4p
Basic earnings per share from continuing operations	7	**42.8p**	36.7p
Diluted earnings per share from continuing operations	7	**42.7p**	36.6p

Group Balance Sheet

	At 31 March 2006 £m	At 31 March 2005 (restated) £m
Non-current assets		
Intangible assets	**15.0**	209.0
Property, plant and equipment	**3,798.6**	3,991.2
Investments in associated undertakings and joint ventures	**1.8**	1.3
Loans to associated undertakings and joint ventures	**18.7**	21.2
Financial assets	**-**	32.4
	3,834.1	4,255.1
Current assets		
Inventories	**0.5**	0.7
Trade and other receivables	**181.5**	185.0
Tax debtor	**6.3**	3.5
Cash and cash equivalents	**82.7**	167.1
Financial assets	**27.8**	-
	298.8	356.3
Assets classified as held for sale	**658.6**	-
Total assets	**4,791.5**	4,611.4
Current liabilities		
Trade and other payables	**(266.0)**	(250.5)
Tax liabilities	**(36.5)**	(27.2)
Short-term borrowings	**(458.8)**	(33.4)
	(761.3)	(311.1)
Non-current liabilities		
Long-term borrowings	**(1,486.8)**	(1,949.6)
Long-term creditors	**(175.4)**	(232.2)
Provisions for other liabilities	**(3.4)**	(3.1)
Deferred tax liabilities	**(577.2)**	(568.6)
Retirement benefits obligation	**(62.1)**	(103.8)
	(2,304.9)	(2,857.3)
Liabilities directly associated with assets classified as held for sale	**(268.3)**	-
Total liabilities	**(3,334.5)**	(3,168.4)
Net assets	**1,457.0**	1,443.0
Equity		
Share capital	**57.0**	58.4
Share premium account	**16.7**	16.7
Reserves	**1,383.3**	1,367.9
Net equity	**1,457.0**	1,443.0

Group Statement of Recognised Income and Expense

	Year ended 31 March 2006 £m	Year ended 31 March 2005 (restated) £m
Profit attributable to shareholders	**174.1**	150.2
(Losses)/gains on hedges	**(2.7)**	3.3
Translation differences	**15.6**	(5.0)
Actuarial losses in respect of pension and other post-retirement benefits	**9.5**	7.7
Tax on items taken directly to equity	**(1.5)**	(2.8)
Other	**(3.1)**	-
Total recognised income and expense	**191.9**	153.4

Group Cash Flow Statement

	Year ended 31 March 2006 £m	Year ended 31 March 2005 (restated) £m
Group operating profit from continuing operations before share of associates and joint ventures	**314.5**	272.0
Operating profit from operations to be discontinued	**32.8**	25.6
Depreciation	**143.6**	138.8
Release of grants and contributions	**(3.2)**	(3.3)
Exchange rate and other adjustments	**(18.0)**	10.4
Decrease in inventories	**0.2**	0.1
(Increase)/ decrease in debtors	**(17.3)**	2.1
Increase in creditors	**9.9**	13.4
Cash generated by operations	**462.5**	459.1
Taxation	**(38.5)**	(4.0)
Interest paid	**(122.4)**	(111.6)
Net cash inflow from operating activities	**301.6**	343.5
Investing activities		
Interest received	**16.1**	21.0
Dividends received from associates and joint ventures	**0.3**	1.5
Loans to associates and joint ventures	**2.5**	(6.5)
Proceeds on disposal of property, plant and equipment	**0.1**	0.2
Purchases of property, plant and equipment	**(331.9)**	(342.6)
Capital grants and contributions	**32.3**	22.0
Purchase of intangible assets	**(0.9)**	(0.4)
Net cash used in investing activities	**(281.5)**	(304.8)
Financing activities		
Dividends paid	**(109.4)**	(100.3)
Increase in/(repayment of) borrowings	**101.0**	(21.6)
Repayment of obligations under finance lease	**(9.3)**	(6.9)
Decrease in overdrafts	**1.2**	(6.0)
Share re-purchase	**(72.9)**	-
Net cash used in financing activities	**(89.4)**	(134.8)
Net decrease in cash and cash equivalents	**(69.3)**	(96.1)
Cash and cash equivalents at beginning of year	**167.1**	263.8
Effect of foreign exchange rate changes	**1.1**	(0.6)
Cash and cash equivalents at the end of the year	**98.9**	167.1

Reconciliation of changes in equity

	Year ended 31 March 2006 £m	Year ended 31 March 2005 (restated) £m
Shareholders' funds at start of period	**1,443.0**	1,384.9
Profit attributable to shareholders	**174.1**	150.2
Dividends approved	**(109.4)**	(100.3)
Share buy-back	**(72.9)**	-
(Loss)/gain on cash flow hedges	**(2.7)**	3.3
Currency translation difference	**15.6**	(5.0)
Treasury shares disposed of through vesting of share schemes	**3.6**	5.3
Actuarial gains in respect of pension and other post-retirement benefits	**9.5**	7.7
Tax on items taken directly to equity	**(1.5)**	(2.8)
Other	**(2.3)**	(0.3)
Shareholders' funds at end of period	**1,457.0**	1,443.0

Notes to the accounts

The figures for the year ended 31 March 2005 do not constitute the company's statutory accounts for that period but have been extracted from the statutory accounts and then translated into International Financial Reporting Standards (IFRS). Reconciliations, including explanations, from UK GAAP to IFRS of the Balance Sheet at 1 April 2004, 30 September 2004 and 31 March 2005 together with reconciliations of the Income Statement for the six months ending 30 September 2004 and the year ended 31 March 2005 have been published on the company's website at www.keldagroup.com within the investor relations section.

The auditors' report on those accounts, which have been filed with the Registrar of Companies, was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985.

The financial information in this preliminary announcement does not constitute the group's statutory financial statements for the year ended 31 March 2006 but has been extracted from the group's 31 March 2006 financial statements, and as such, does not contain all information required to be disclosed in the financial statements prepared in accordance with International Financial Reporting Standards. Statutory financial statements for this year will be filed following the Annual General Meeting. The auditors have reported on these financial statements; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

1 Basis of preparation

The financial statements have been prepared using the accounting policies published by the company on 28 September 2005 which are available on the company's website at www.keldagroup.com. The applied IFRS accounting policies were selected by management considering all applicable International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) by 31 March 2006.

The financial information has been prepared on the basis of IFRS in effect for the year ended 31 March 2006.

2 Segmental analysis of turnover and operating profit

	Year ended 31 March 2006			Year ended 31 March 2005		
	Turnover from continuing activities	**Turnover from operations to be discontinued**	**Total turnover**	Turnover from continuing activities	Turnover from operations to be discontinued	Total turnover
	£m	**£m**	**£m**	£m	£m	£m
UK Regulated Water Services	**693.8**	**-**	**693.8**	640.1	-	640.1
US Operations	**-**	**104.2**	**104.2**	-	92.2	92.2
UK Service Operations						
- Group	78.5	-	78.5	20.7	-	20.7
- Associates and Joint Ventures	45.1	-	45.1	38.6	-	38.6
UK Service Operations Sub-Total	**123.6**	**-**	**123.6**	59.3	-	59.3
Keyland						
- Group	7.1	-	7.1	10.0	-	10.0
- Associates and Joint Ventures	0.9	-	0.9	4.6	-	4.6
Keyland Sub-Total	**8.0**	**-**	**8.0**	14.6	-	14.6
Total	**825.4**	**104.2**	**929.6**	714.0	92.2	806.2

	Year ended 31 March 2006			Year ended 31 March 2005		
	Operating profit from continuing activities	**Operating profit from operations to be discontinued**	**Total operating profit**	Operating profit from continuing activities	Operating profit from operations to be discontinued	Total operating profit
	£m	**£m**	**£m**	£m	£m	£m
UK Regulated Water Services	**312.7**	**-**	**312.7**	272.1	-	272.1
US Operations	**-**	**32.8**	**32.8**	-	25.6	25.6
UK Service Operations						
- Group	3.8	-	**3.8**	0.7	-	0.7
- Associates and Joint Ventures	5.3	-	**5.3**	5.7	-	5.7
UK Service Operations Sub-Total	**9.1**	-	**9.1**	6.4	-	6.4
Keyland						
- Group	2.7	-	**2.7**	4.1	-	4.1
- Associates and Joint Ventures	0.3	-	**0.3**	0.9	-	0.9
Keyland Sub-Total	**3.0**	-	**3.0**	5.0	-	5.0
Total	**324.8**	**32.8**	**357.6**	283.5	25.6	309.1
Corporate costs	(4.7)			(4.9)		
	320.1			278.6		
Associates' and Joint Ventures' interest	(3.8)			(3.7)		
Associates' and Joint Ventures' tax	(0.9)			(0.8)		
Group operating profit	**315.4**			274.1		

3 Exchange rates

The results of the group's US operations have been translated using average exchange rates ruling during the period. The results of Aquarion have been translated using an average exchange rate of $1.79 to the pound (2005: $1.85). Exchange rates used to translate assets and liabilities at the balance sheet date were $1.73 (2005: $1.89).

4 Taxation

		Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Taxation relating to continuing operations:	current tax	**53.5**	23.5
	deferred tax	**14.9**	33.4
Prior year adjustments:	current tax	**(13.3)**	(5.4)
	deferred tax	**10.3**	3.2
Total tax charge		**65.4**	54.7

5 Operations to be discontinued

On 24 February 2006, the Board announced its decision to dispose of Aquarion Company Inc and review its strategic options for Aquarion Operating Services. The results of the US operations for the year are summarised below:

	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Revenue	**104.2**	92.2
Expenses	**(71.4)**	(61.2)
Profit excluding exceptional costs	**32.8**	31.0
Exceptional costs	**-**	(5.4)
Operating profit	**32.8**	25.6
Investment income	**3.7**	3.4
Finance costs	**(12.6)**	(12.8)
Profit before tax	**23.9**	16.2
Tax	**(8.7)**	(2.0)
Profit for the year	**15.2**	14.2

6 Dividends

	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Declared and paid during the year:		
Final dividend relating to 2004/05: 20.66p per share (2004: 18.73p)	**76.9**	69.5
Interim dividend relating to 2005/06: 8.75p per share (2005: 8.34p)	**32.5**	30.8
	109.4	100.3
Proposed for approval at AGM:		
Final dividend relating to 2005/06: 21.60p per share (2005:20.66p)	**78.3**	76.9

7 Earnings per share

The weighted average number of shares used in the calculation of basic earnings per share (EPS) is 371.0m (2005: 370.5m) and of diluted EPS is 372.2m (2005: 372.2m).

Diluted EPS adjusts basic EPS for the effect of the exercise (at their option price) of all dilutive outstanding share options under the group's sharesave schemes.

Adjusted EPS is adjusted for exceptional items (net of tax) and is also presented excluding the charge for deferred tax.

8 Analysis of movement in net debt

	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Decrease in cash, cash equivalents and other financial assets	**(71.3)**	(96.1)
(Increase)/decrease in short term debt	**(428.6)**	4.0
Decrease in long term debt	**337.5**	30.5
Currency translation differences	**(7.7)**	2.5
Movement in net debt in the period	**(170.1)**	(59.1)
Net debt at the beginning of the period	**(1,783.5)**	(1,724.4)
Net debt at the end of the period	**(1,953.6)**	(1,783.5)

Appendix

UK Regulated Water Services

1. Analysis of operating profit

	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
UK GAAP before exceptional items	**300.9**	284.6
Exceptional items	**-**	(5.8)
UK GAAP after exceptional items	**300.9**	278.8
IFRS adjustments	**11.8**	(6.7)
IFRS	**312.7**	272.1

2. Summary Income Statement under UK GAAP

	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Turnover	**693.8**	640.1
Expenses	**(392.9)**	(355.5)
Profit excluding exceptional costs	**300.9**	284.6
Exceptional costs	**-**	(5.8)
Operating profit	**300.9**	278.8
Finance costs	**(81.7)**	(76.8)
Profit before tax	**219.2**	202.0
Tax	**(66.1)**	(35.7)
Profit for the year	**153.1**	166.3